Anchor Financial Corporation
March 15, 2000
Page 1


               [WYCHE, BURGESS, FREEMAN & PARHAM, P.A. LETTERHEAD]
                                  864-242-8200


                                 March 15, 2000



Anchor Financial Corporation
2002 Oak Street
Myrtle Beach, South Carolina 29577


         RE: Tax Consequences of Acquisition of Anchor Financial Corporation by Carolina First Corporation


Ladies and Gentlemen:

         You have requested our opinion as to the federal income tax consequences of the proposed acquisition of Anchor Financial Corporation ("Anchor"), a South Carolina-chartered bank holding company headquartered in Myrtle Beach, South Carolina, by Carolina First Corporation ("Carolina First"), a South Carolina-chartered bank holding company headquartered in Greenville, South Carolina, such acquisition being effected pursuant to the terms and provisions of that certain Reorganization Agreement (the "Reorganization Agreement"), dated as of January 10, 2000, entered into by Anchor, Carolina First, Carolina First Bank ("Carolina First Bank"), which is a wholly-owned subsidiary of Carolina First, and The Anchor Bank ("Anchor Bank"), which is a wholly-owned subsidiary of Anchor.

         This opinion is delivered to you pursuant to section 8.6 of the Reorganization Agreement. Capitalized terms used herein which are defined in the Reorganization Agreement have the same meaning as in the Reorganization Agreement.

         The Reorganization Agreement provides that at the Effective Time, Anchor shall be merged with and into CFC Interim, Inc., a subsidiary of Carolina First formed solely for the purpose of effecting the Merger. The Mergers will be consummated in accordance with applicable corporate laws of South Carolina and the federal regulations applicable to banking institutions. In the Mergers, all outstanding shares of Anchor stock will be converted into and exchanged for Carolina First common stock according to the Conversion Ratio in the Reorganization Agreement. Cash will be paid in lieu of any fractional shares which result. Consummation of the Mergers is subject to certain conditions set forth in the Reorganization Agreement.

         We are general counsel to Carolina First. We have acted as counsel to Carolina First in connection with the transactions contemplated by the Reorganization Agreement and, as such, we have


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Anchor Financial Corporation
March 15, 2000
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participated in the negotiation and drafting of the Reorganization Agreement.
As to matters of fact material to this opinion, we have made the following factual assumptions in rendering the opinion hereinafter set forth:

                  (a) That the Mergers will be consummated in strict compliance with the terms and conditions described in the Reorganization Agreement;

                  (b) That all representations and warranties contained in the Reorganization Agreement are true and will be true as of the Effective Time and that each party to the Reorganization Agreement will perform all obligations, duties or other responsibilities agreed upon by such party therein;

                  (c) That shareholders of Anchor collectively will exchange, for Carolina First common stock, an amount of Anchor stock which possesses 100% of the total combined voting power of all classes of Anchor stock and which is 100% of the total number of shares of all classes of Anchor stock; and that such shareholders will have no plan or intention to sell or dispose of the Carolina First common stock received in the Mergers and will not have or exercise dissenters' rights with respect to their Anchor shares;

                  (d) That Carolina First will acquire and hold substantially all of the properties and assets of Anchor in and after the Mergers, and that no material properties or assets of Anchor were transferred or otherwise disposed of prior to the Mergers other than in the ordinary course of business;

                  (e) That all of the shares of Carolina First common stock to be received by shareholder/employees of Anchor will be received solely in exchange for Anchor common stock not acquired pursuant to the exercise of an employee stock option or otherwise as compensation.

                  (f) That shareholders of Anchor will receive no shares of CFC Interim, Inc. stock in the Merger.

Based upon the foregoing, we are of the opinion that:

                  (1) The Mergers will constitute a tax-free reorganization under Section 368(a)(1)(A) and Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended.

                  (2) No gain or loss will be recognized by Carolina First or Anchor in the Mergers. The basis of the assets of the surviving corporation, Carolina First, will be unchanged.

                  (3) No gain or loss for federal income tax purposes will be recognized by the shareholders of Anchor upon the exchange of their Anchor common stock for Carolina First common stock (disregarding any cash received for whole or fractional share interests or otherwise).

                  (4) When cash is received by an Anchor shareholder in lieu of fractional shares, such cash will be treated for federal income tax purposes as having been received by such


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Anchor Financial Corporation
March 15, 2000
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         shareholder in redemption of such fractional share and therefore taxable to the extent that such distribution exceeds the shareholder's basis in such fractional share.

                  (5) The tax basis of the Carolina First common stock so received by an Anchor shareholder in connection with the Mergers who exchanged his Anchor common stock for Carolina First common stock will be the same as the basis in the Anchor common stock surrendered in exchange for such Carolina First common stock as set forth above.

                  (6) The holding period of the Carolina First common stock received by an Anchor shareholder will include the holding period of the shares of Anchor surrendered therefor provided that the Anchor shares are capital assets in the hand of the shareholder at the time of the Mergers.

         We express no opinion other than that expressly stated immediately above. This opinion is based on the current state of federal tax law as evidenced by applicable statutes, regulations, rulings and judicial decisions. Any of these statutes, regulations, rulings and judicial decisions can change at any time on a prospective or retroactive basis, in which event some or all of the previous opinion may become inapplicable.

         This opinion does not cover all tax consequences that may be relevant to Anchor shareholders subject to special federal income tax treatment (such as insurance companies, dealers in securities, certain retirement plans, financial institutions, tax exempt organizations or foreign persons), nor does it cover state or local tax consequences.

         The opinion expressed above is solely for the benefit of Anchor and its shareholders and may not be relied on in any manner for any other purpose by any other person.

                                         Very truly yours,

                                         /s/
                                         -------------------------------------

                                         WYCHE, BURGESS, FREEMAN & PARHAM, P.A.